Delek Resources, Inc.
1224 Washington Avenue
Miami Beach, FL 33139

United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Attention:	John Cannarella

Re:	Delek Resources Inc.
Item 4.02 Form 8-K
Filed on December 5, 2006
File No. 0-29791

Dear Mr. Cannarella:

Below are the responses to your comments on December 8, 2006:

Form 8-K Filed December 5, 2006

1.
We note your disclosure that on November 30, 2006 you amended and re-filed annual reports on Form 10-KSB for the years ended June 30, 2006 and June 30, 2005. However, your amended annual reports on Form 10-KSB for the years ended June 30, 2006 and June 30, 2005 were filed on December 5, 2006. Please revise your disclosure accordingly.

We have noted your comment and revised our disclosure.

2.
Please disclose the conclusion of your board of directors regarding non-reliance and the identification of the financial statements and years or periods, including interim periods, covered that should no longer be relied upon. In addition, please include the date that such conclusion was reached.

We have noted your comment and revised our disclosure to include the following:

On October 13, 2006 the Board of Directors of Delek Resources, Inc. determined that the company's financial statements for the fiscal years ended June 30, 2006 and 2005 should no longer be relied upon.

3.	Please revise your filing to specify the nature of the restatements. In this manner, you should indicate which accounts have been restated for all applicable periods.

The financial statements for the year ended June 30, 2005 and 2006 have been restated due to the Company determining that it had improperly recorded its change of control as a Quasi-Reorganization. Accordingly accumulated deficit (pre-exploration stage) and common stock have been restated to give effect to the $7,282,479 of accumulated deficit being re-classed from common stock. In a acquisition, the sole director of the Company contributed $20,000 of services to the Company.

We revised the disclosure to include the following:

The financial statements for the year ended June 30, 2005 and 2006 have been restated due to the Company determining that it had improperly recorded its change of control as a Quasi-Reorganization. Accordingly accumulated deficit (pre-exploration stage) and common stock have been restated to give effect to the $7,282,479 of accumulated deficit being re-classed from common stock. In a acquisition, the sole director of the Company contributed $20,000 of services to the Company.

The disclosure in the financial statements for the year ended June 30, 2005 included the following footnote describing the restatement:

NOTE B RESTATEMENT

The financial statements for the year ended June 30, 2004 and 2005 have been restated due to the Company determining that it had improperly recorded its change of control as a Quasi-Reorganization. Accordingly accumulated deficit (pre-exploration stage) and common stock have been restated to give effect to the $7,282,479 of accumulated deficit being re-classed from common stock. In a acquisition, the sole director of the Company contributed $20,000 of services to the Company.

The following table summarizes the effects of the restatement on the Company’s consolidated financial statements as of June 30, 2005:

Consolidated Balance Sheet:	As Reported	As Restated
Accumulated Deficit (Exploration Expense)	($6,099,915)	($6,119,915)

Accumulated Deficit (Pre-Exploration Stage)	$-	$(7,282,479)

Common Stock	$4,403,261	$11,705,740

Total Stockholders’ Equity	$(1,696,654))	$(1,696,654)

The following table summarizes the effects of the restatement on the Company’s consolidated financial statements as of June 30, 2004:

Consolidated Income Statement
Exploration Costs	$1,872,813	$1,892,813
Net Loss	($1,995,278)	($2,015,278)

The disclosure in the financial statements for the year ended June 30, 2006 included the following footnote describing the restatement:

NOTE B RESTATEMENT

The financial statements for the year ended June 30, 2005 and 2006 have been restated due to the Company determining that it had improperly recorded its change of control as a Quasi-Reorganization. Accordingly accumulated deficit (pre-exploration stage) and common stock have been restated to give effect to the $7,282,479 of accumulated deficit being re-classed from common stock. In a acquisition, the sole director of the Company contributed $20,000 of services to the Company.

The following table summarizes the effects of the restatement on the Company’s consolidated financial statements as of June 30, 2006:

Consolidated Balance Sheet:	As Reported	As Restated
Accumulated Deficit (Exploration Expense)	($6,241,939)	($6,261,936)

Accumulated Deficit (Pre-Exploration Stage)	$-	$(7,282,479)

Common Stock	$4,701,524	$12,004,003

Total Stockholders’ Equity	$(1,540,415)	$(1,540,412)

The following table summarizes the effects of the restatement on the Company’s consolidated financial statements as of June 30, 2005:

Consolidated Balance Sheet:	As Reported	As Restated
Accumulated Deficit (Exploration Expense)	($6,099,915)	($6,119,915)

Accumulated Deficit (Pre-Exploration Stage)	$-	$(7,282,479)

Common Stock	$4,403,261	$11,705,740

Total Stockholders’ Equity	$(1,696,654))	$(1,696,654)

The following table summarizes the effects of the restatement on the Company’s consolidated financial statements as of June 30, 2004:

Consolidated Income Statement
Exploration Costs	$1,872,813	$1,892,813

Net Loss	($1,995,278)	($2,015,278)

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:	/s/ Leonard Sternheim
Leonard Sternheim
CEO